UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of SCANA Corporation    )    CERTIFICATE PURSUANT TO
on Form U-1 (File No. 70-9521)      )    RULE 24 UNDER THE PUBLIC
                                    )    UTILITY HOLDING COMPANY
                                    )    ACT OF 1935
                                    )

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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended, SCANA Corporation, a South Carolina corporation ("SCANA"), certifies that the merger of Public Service Company of North Carolina, Incorporated, a North Carolina corporation with and into New Sub II, Inc., a South Carolina corporation and subsidiary of SCANA ("New Sub II"), with
New   Sub   II   as   the   surviving   corporation,    as   proposed   in   the
Application/Declaration to the Commission on Form U-1 (File No. 70-9521) of SCANA and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27133, dated February 9, 2000, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto. Upon completion of the merger, New Sub II changed its name to Public Service Company of North Carolina, Incorporated.

Exhibits

          F-2  "Past Tense" Opinion of Counsel



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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SCANA Corporation

                                       By: /s/ H. Thomas Arthur
                                           -------------------------------
                                       Name: H. Thomas Arthur
                                       Title:   Senior Vice President and
                                                       General Counsel

Dated:   February 18, 2000



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